U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

                              (Amendment Number 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------
                            JERRY'S FAMOUS DELI, INC.
                        (Name of subject company issuer)

                            JERRY'S FAMOUS DELI, INC.
                        (Name of filing persons, offeror)

                           Common Stock, No par value
                         (Title and Class of Securities)

                            Issac Starkman, Chairman
                            Jerry's Famous Deli, Inc.
                             12711 Ventura Boulevard
                          Studio City, California 91604
                                 (818) 766-8311

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                          Catherine DeBono Holmes, Esq.
                     Jeffer, Mangels, Butler & Marmaro, LLP
                                   10th Floor
                            2121 Avenue of the Stars
                          Los Angeles, California 90067
                                 (310) 203-8080

                            CALCULATION OF FILING FEE

================================================================================
        Transaction Valuation*                         Amount of Filing Fee
--------------------------------------------------------------------------------

             $3,180,000                                       $636
================================================================================

*Fee paid previously and was calculated assuming the purchase of 600,000 shares of the Company's Common Stock at an offer price of $5.30 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:                     $636
                       ---------------------------------------------------------
Filing Party:
              ------------------------------------------------------------------
Form or Registration No.:
                         -------------------------------------------------------
Date Filed:
          ----------------------------------------------------------------------

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [X] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

         This Amendment Number 2 supplements the Tender Offer Statement on Schedule TO and the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 27, 2001, including Amendment No. 1 thereto filed with the SEC on May 25, 2001 (collectively, the "Schedule TO"), relating to the offer by Jerry's Famous Deli, Inc. (the "Company"), a California corporation, to purchase up to 600,000 shares of the common stock, no par value, of the Company, at a price of $5.30 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated April 27, 2001, the Supplement to the Offer to Purchase dated June 27, 2001 (the "Supplement") and the related Letter of Transmittal (the "Letter of Transmittal") which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). This Amendment Number 2 is being filed on behalf of the Company.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.

Item 1.

         The information set forth in the Supplement is incorporated herein by reference

Item 4.

         The information set forth in the Supplement is incorporated herein by reference

Item 12.

(a)(1)(H)      Supplement to Offer to Purchase, dated June 27, 2001

Item 13.

         The information set forth in the Supplement is incorporated herein by reference

                                    Signature

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certifies as of June 27, 2001 that the information set forth in this statement is true, complete and correct.


                                JERRY'S FAMOUS DELI, INC.

                                By: /s/ Isaac Starkman
                                   ---------------------------------------------
                                Name: Isaac Starkman
                                Title: Chairman and Chief Executive Officer